May 28, 2014

FILED VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Jenkins:

Cameco Corporation (“Cameco”): Form 40-F for the Year Ended December 31, 2013

Filed February 27, 2014

File No. 001-14228

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of Form 40-F (the “Form 40-F”) in the letter dated May 14, 2014 (the “Comment Letter”) addressed to Grant Isaac.

We are writing to respond to comments contained in the Comment Letter. Our response has been reviewed by KPMG LLP, Cameco’s external auditors. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.1

Mineral reserves and resources, page 75

1.	We note that you used an average uranium price of $63.75 (US) per pound U3O8 in the determination of your proven and probable mineral reserves. Please tell us how you determine the pricing used in the calculation of your mineral reserves. In your response please address the decline in uranium prices as noted on page 14 of your disclosure and the increase in your reserve pricing from $58 (US) in 2011, to $61 (US) in 2012, and $63.75 (US) in 2013.

Ms. Tia L. Jenkins

May 28, 2014

Form 40-F for the Year Ended December 31, 2013, File No. 001-14228

Response

In compliance with National Instrument 43-101, we determine the uranium pricing used in the estimation of our mineral reserves annually on the basis of a combination of the prices payable to us under our existing long-term delivery contracts, to the extent that volumes are already subject to contractual commitments, and expected long-term and spot prices over a period of ten years or longer in respect of uncommitted volumes.

The average price of $61 (US) for 2012 was also used in the technical reports we filed in 2012 for our Cigar Lake and McArthur River properties, which was considered appropriate both by us and by our outside consultants involved in the preparation of those reports.

While spot and term prices have declined since 2011 as noted on page 14 of our disclosure, we have used higher average uranium prices for the estimation of our proven and probable mineral reserves as a result of the higher prices we are entitled to receive under our existing long-term delivery contracts and estimates of long-term and spot prices over the next ten years or more.

Exhibit 99.2

Notes to consolidated financial statements, page 9

12. Equity-accounted investees, page 32

B. Associates, page 34

2.	We note the schedule of summarized financial information of GE-Hitachi Global Laser Enrichment LLC (GLE) includes Proprietary assets and other adjustments of $138 million to compute the carrying amount of your investment in GLE. We also note that your share of the net assets of GLE is $48 million. Please clarify the nature of the proprietary assets and other adjustments and explain why the balance increased during the year ended December 31, 2013.

Response

GLE is in the process of developing uranium enrichment technology utilizing a laser based method which is proprietary in nature. When Cameco acquired its 24% interest in GLE in 2008, the amount allocated to the investment included an excess purchase price, the majority of which was identified as in-process research and development (IPR&D). This relates to the knowledge required to develop third generation uranium enrichment technology. Under IFRS, IPR&D acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use.

The amount referred to as proprietary assets and other adjustments relates primarily to the US dollar IPR&D balance that is retranslated at the end of every reporting period. The balance increased during the year ended December 31, 2013 due to the weakening of the Canadian dollar against the US dollar.

Ms. Tia L. Jenkins

May 28, 2014

Form 40-F for the Year Ended December 31, 2013, File No. 001-14228

22. Income taxes, page 40

3.	We note your tax litigation with Canada Revenue Agency, (CRA) regarding transfer pricing methodology used and that CRA issued notices of reassessment for the tax years 2003 through 2008 in the aggregate amount of $2,043,000,000. We also note your disclosure that you expect to recover the amounts remitted to CRA, including the $59,475,000 already paid as at December 31, 2013 which is included as a receivable and you have recorded a provision in the amount of $73,000,000. Please tell us the total amounts paid to CRA, including penalties, to date regarding the reassessments and why you have accounted for these payments as a receivable and reference the guidance used to support the accounting as of December 31, 2013.

Response

In accordance with IAS 12 Income Taxes we have recorded a provision in the amount of $73 million for our Canadian income tax exposure with regard to transfer pricing. The provision has been recorded against deferred taxes as it reduces the amount of income tax losses that would be available. The $73 million does not represent cash taxes due. Rather, it is our estimate of Canadian tax expense that could reasonably be expected to arise where an argument could be made that our transfer pricing may have fallen outside of an appropriate range of pricing in uranium contracts for the period from 2003 through 2013.

The Canadian Income Tax Act includes provisions that require certain companies to pay 50% of the cash tax plus related interest and penalties at the time of reassessment even if the reassessment is appealed. As at March 31, 2014, after applying elective deductions and tax loss carryovers, we have paid a net amount of $117 million to CRA ($59 million as of December 31, 2013; $58 million in 2014), which includes the amounts shown in the table below:

YEAR ($ MILLIONS)	CASH TAXES	INTEREST AND INSTALMENT PENALTIES	TRANSFER PRICING PENALTIES	TOTAL
Prior to 2013	—	13	—	13
2013	1	9	36	46

Subtotal	1	22	36	59
2014	28	30	—	58

Total	29	52	36	117

Since March 31, 2014 to the date of this letter, we have paid an additional $4.5 million to CRA related to the reassessments.

Ms. Tia L. Jenkins

May 28, 2014

Form 40-F for the Year Ended December 31, 2013, File No. 001-14228

We expect to fully recover the cash payments that we have made to CRA and as such we have reflected these amounts as receivables. This is consistent with the guidance in IAS 12 Income Taxes that states that current tax liabilities (assets) for the current and prior periods shall be measured at the amount expected to be paid (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

33. Subsequent event, page 65

4.	We note you signed an agreement to sell your 31.6 % limited partnership interest in BPLP on January 30, 2014. We also note from page 32 that you include the carrying value of your interest in BPLP in a line item labeled as investments in equity-accounted investees in your consolidated statements of financial position as of December 31, 2013. Please tell us how you considered IFRS 5 with respect to reporting your investment in BPLP as held for sale as of December 31, 2013 pursuant to paragraph 20 of IAS 28 (2011).

Response

IFRS 5 requires an entity to classify a non-current asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. One of the criteria for the sale to be considered highly probable is that actions required to complete the plan of sale should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

While a non-binding term sheet had been negotiated with BPC Generation Infrastructure Trust (Borealis), as at December 31, 2013, Cameco and Borealis were not obligated to complete the sale as no definitive agreement had been signed. In addition, there were still a number of material uncertainties to be overcome before concluding a final transaction, including:

•	Negotiating and achieving agreement on the terms of the definitive agreement, including terms for a clean exit for Cameco;

•	Receipt of a satisfactory fairness report from a third party on the selling price; and

•	Approvals by the boards of Borealis and its parent OMERS Administration Corporation for Borealis to sign the definitive agreement.

The most significant uncertainty was the clean exit provisions of the deal. Had Cameco and Borealis not been able to come to an agreement on these provisions, Cameco was prepared to pursue other options such as finding another buyer or retaining its interest in BPLP.

As such, as at December 31, 2013, we were not certain that there would not be significant changes to the plan of sale.

Ms. Tia L. Jenkins

May 28, 2014

Form 40-F for the Year Ended December 31, 2013, File No. 001-14228

The signing of the definitive agreement on January 30, 2014 signified the resolution of the uncertainties noted above and as such we determined that to be the date from which our investment in BPLP should be classified as held for sale. Since the criteria were met after the reporting period but before the financial statements were authorized for issuance, in accordance with IFRS 5 we provided the disclosure required by paragraph 41(a), (b) and (d) in the notes.

As requested, Cameco acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (306) 956-6200 to discuss any questions you may have regarding our response.

Yours truly,

CAMECO CORPORATION

“Grant E. Isaac”

Grant E. Isaac

Senior Vice-President and Chief Financial Officer